Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 1, 2016, relating to the financial statements and financial statement schedule of PerkinElmer, Inc. and subsidiaries, (which included an explanatory paragraph regarding the Company’s adoption of the Financial Accounting Standards Board Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes during the year ended January 3, 2016) and the effectiveness of PerkinElmer, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of PerkinElmer, Inc. for the year ended January 3, 2016, and to the reference to us under the heading “Experts” in the Prospectus, which is a part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 18, 2016